                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934


                            Optek Technology, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                    683815
                                (CUSIP Number)

                              Hayden D. McMillian
                              F.S. Warrant, L.P.
                       901 East Byrd Street, 17th Floor
                           Richmond, Virginia  23219
                                (804) 775-3776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 29, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 21 Pages)

CUSIP NO. 683815                                              Page 2 of 21 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     F.S. Warrant, L.P.
     36-4245647

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          650,000

     8.   SHARED VOTING POWER
          -0-

     9.   SOLE DISPOSITIVE POWER
          650,000

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

14.  TYPE OF REPORTING PERSON*
     PN

CUSIP NO. 683815                                              Page 3 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Source Equity Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          650,000

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          650,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP NO. 683815                                              Page 4 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dominion Capital, Inc.
     54-3480682

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          650,000

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          650,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP NO. 683815                                              Page 5 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dominion Resources, Inc.
     54-1229715

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]

3    SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          650,000

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          650,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

14.  TYPE OF REPORTING PERSON*
     HC

CUSIP NO. 683815                                              Page 6 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Source Financial LLP
     36-39991240

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS   2(d) or 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          -0-

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14.  TYPE OF REPORTING PERSON*
     PN

CUSIP NO. 683815                                              Page 7 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Virginia Financial Ventures, Inc.
     54-1740145

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          -0-

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP NO. 683815                                              Page 8 of 21 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     N.H. Capital, Inc.
     36-3990749

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          -0-

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP NO. 683815                                              Page 9 of 21 Pages


          First Source Financial LLP, an Illinois registered limited liability partnership ("FSFLLP"); Virginia Financial Ventures, Inc. ("Virginia") and N.H. Capital, Inc. ("N.H."), each a Virginia corporation, each a 50% General Partner of FSFLLP and each a wholly owned subsidiary of Dominion Capital, Inc. ("Dominion"), a Virginia corporation that is a wholly owned subsidiary of Dominion Resources, Inc., a Virginia corporation ("Dominion Resources"); Dominion and Dominion Resources hereby amend the Statement on Schedule 13D, dated July 14, 1988, as amended January 31, 1991, April 14, 1995 and May 6, 1998 (the "Statement"), with respect to the shares of common stock, par value $0.01 (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Issuer"). F.S. Warrant, L.P., a Delaware limited partnership ("FS Warrant"), and First Source Equity Holdings, Inc., a Virginia corporation and the one percent General Partner of FS Warrant ("Equity Holdings") hereby join in this Statement. A copy of the agreement among FS Warrant, Equity Holdings, FSFLLP, Virginia, N.H., Dominion and Dominion Resources as required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit 15. Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.   Security and Issuer

     Item 1 of the Statement is hereby amended as follows:

          The title of the class of equity securities to which this Statement on
Schedule 13D relates is common stock, par value $0.01 per share (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1215 West Crosby Road, Carrollton, Texas 75006.

Item 2.   Identity and Background

     Item 2 of the Statement is hereby amended as follows:

          (a) FS Warrant.

          FS Warrant's principal business is the holding of securities for investment. The address of FS Warrant's principal business and the address of its principal office are 901 East Byrd Street, 17th Floor, Richmond, Virginia 23219.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of FS Warrant are set forth in Appendix A.

          During the last five years, neither FS Warrant nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of FS Warrant, except as otherwise indicated in Appendix A, each of the persons listed in Appendix A is a citizen of the United States of America.

          (b) Equity Holdings.

CUSIP NO. 683815                                             Page 10 of 21 Pages


          Equity Holdings' principal business is acting as the general partner of FS Warrant. The address of Equity Holdings' principal business and the address of its principal office are 901 East Byrd Street, 17th Floor, Richmond, Virginia 23219.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Equity Holdings are set forth in Appendix A.

          During the last five years, neither Equity Holdings nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of Equity Holdings, except as otherwise indicated in Appendix A, each of the persons listed in Appendix A is a citizen of the United States of America.

          (c) Dominion.

          Dominion is primarily engaged in financial and real estate investment activities. The address of Dominion's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion are set forth in Appendix B.

          During the last five years, neither Dominion nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of Dominion, except as otherwise indicated in Appendix B, each of the persons listed in Appendix B is a citizen of the United States of America.

          (d) Dominion Resources.

          Dominion Resources is a holding company with utility and non-utility subsidiaries. The address of Dominion Resources' principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Resources are set forth in Appendix C.

          During the last five years, neither Dominion Resources nor, to the best of its knowledge, any of the persons listed in Appendix C has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP NO. 683815                                             Page 11 of 21 Pages


jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of Dominion Resources, except as otherwise indicated in Appendix C, each of the persons listed in Appendix C is a citizen of the United States of America.

          (e) FSFLLP.

          FSFLLP's principal business is providing commercial financial services. The address of FSFLLP's principal business and the address of its principal office are 2850 West Golf Road, Rolling Meadows, Illinois 60008.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of FSFLLP are set forth in Appendix D.

          During the last five years, neither FSFLLP nor, to the best of its knowledge, any of the persons listed in Appendix D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of FSFLLP, except as otherwise indicated in Appendix D, each of the persons listed in Appendix D is a citizen of the United States of America.

          (f) Virginia.

          Virginia's principal business is acting as the general partner of FSFLLP. The address of Virginia's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Virginia are set forth in Appendix E.

          During the last five years, neither Virginia nor, to the best of its knowledge, any of the persons listed in Appendix E has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of Virginia, except as otherwise indicated in Appendix E, each of the persons listed in Appendix E is a citizen of the United States of America.

          (g) N.H.

          N.H.'s principal business is acting as the general partner of FSFLLP. The address of N.H.'s principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

CUSIP NO. 683815                                             Page 12 of 21 Pages


          The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of N.H. are set forth in Appendix E.

          During the last five years, neither N.H. nor, to the best of its knowledge, any of the persons listed in Appendix E has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          To the best knowledge of N.H., except as otherwise indicated in Appendix E, each of the persons listed in Appendix E is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended to add the following:

          FS Warrant received 650,000 Shares as part of a capital contribution package made by FSFLLP in return for a 99% limited partnership interest in FS Warrant.

Item 4.   Purpose of Transaction

     Item 4 of the Statement is hereby amended to add the following:

          FS Warrant acquired the Shares from FSFLLP for investment purposes. Except for adjustments to the number of Shares as a result of any stock split, stock dividend, recapitalization, or other event resulting in a change in the number of Shares outstanding, FS Warrant does not presently intend to acquire additional Shares.

          Other than as indicated above, none of FS Warrant, Equity Holdings, Dominion or Dominion Resources has any plans and none has made or received any proposals which relate to or which would result in any of the following:

          (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP NO. 683815                                             Page 13 of 21 Pages


          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any actions similar to any of those enumerated above.

Item 5.   Interests in Securities of Issuer.

     Item 5 is hereby amended as follows:

          (a) As of the date hereof, FS Warrant, Equity Holdings, Dominion and Dominion Resources may be deemed to beneficially own 650,000 Shares which represent approximately 8.4% of the 7,712,607 shares reported by the Issuer to be outstanding as of August 25, 1998 according to its Report on Form 10-Q for the fiscal quarter ended July 31, 1998.

          (b) FS Warrant has the sole power to vote and dispose of all Shares acquired from FSFLLP. Equity Holdings, Dominion and Dominion Resources have shared power to vote and dispose of those Shares. FSFLLP, Virginia and N.H. no longer have the power to vote or dispose of any Shares.

          (c) FS Warrant, Equity Holdings, Dominion, Dominion Resources, FSFLLP, Virginia and N.H. have not, and to the best knowledge of FS Warrant, Equity Holdings, Dominion, Dominion Resources, FSFLLP, Virginia and N.H., none of the persons listed in Appendices A through E hereto has effected any transactions in Shares during the past 60 days.

          (d) None.

          (e) Not applicable with respect to FS Warrant, Equity Holdings, Dominion and Dominion Resources. On September 29, 1998, FSFLLP, Virginia and N.H. ceased to be the beneficial owner of more than 5% of the Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Materials to be filed as Exhibits.

     Item 7 of the Statement is hereby amended as follows:

          Exhibit 15 - Agreement among the Reporting Persons as to joint filing of Schedule 13D, dated October 21, 1998.

CUSIP NO. 683815                                             Page 14 of 21 Pages


          After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 21, 1998

                                         F.S. WARRANT, L.P.

                                         By: /s/  Hayden D. McMillian
                                             ------------------------
                                              Name:  Hayden D. McMillian
                                              Title:  Vice President


Date:  October 21, 1998

                                         FIRST SOURCE EQUITY HOLDINGS, INC.

                                         By: /s/ Hayden D. McMillian
                                             -----------------------
                                              Name:  Hayden D. McMillian
                                              Title:  Vice President


Date:  October 21, 1998

                                         DOMINION CAPITAL, INC.

                                         By:  /s/ Hayden D. McMillian
                                              -----------------------
                                              Name:  Hayden D. McMillian
                                              Title:  Senior Vice President


Date:  October 21, 1998

                                         DOMINION RESOURCES, INC.

                                         By:  /s/ David L. Heavenridge
                                              ------------------------
                                              Name:  David L. Heavenridge
                                              Title:  Executive Vice President

CUSIP NO. 683815                                             Page 15 of 21 Pages


Date:  October 21, 1998

                                         FIRST SOURCE FINANCIAL LLP

                                         By:  /s/ D. P. Dekker
                                              ----------------
                                              Name:  D. P. Dekker
                                              Title:  Senior Vice President



Date:  October 21, 1998

                                         VIRGINIA FINANCIAL VENTURES, INC.

                                         By:  /s/ Hayden D. McMillian
                                              -----------------------
                                              Name:  Hayden D. McMillian
                                              Title:  Vice President



Date:  October 21, 1998

                                         N.H. CAPITAL, INC.

                                         By:  /s/ Hayden D. McMillian
                                              -----------------------
                                              Name:  Hayden D. McMillian
                                              Title:  Vice President

CUSIP NO. 683815                                             Page 16 of 21 Pages


                                  APPENDIX A

Executive Officers and Directors of F.S. Warrant, L.P. and First Source Equity
                                Holdings, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------


F.S. Warrant, L.P.
------------------

          First Source Equity Holdings, Inc. is the General Partner of F.S. Warrant, L.P. The Executive Officers and Directors of First Source Equity Holdings, Inc., are listed below.


First Source Equity Holdings, Inc.
----------------------------------

David L. Heavenridge, Director and President; President and Chief Executive Officer of Dominion Capital, Inc.

Hayden D. McMillian, Vice President; Senior Vice President and Chief Financial Officer of Dominion Capital, Inc.

Mark P. Mikuta, Vice President; Vice President and Controller of Dominion Capital, Inc.

Henry C. Riely, Secretary; Corporate Secretary of Dominion
Capital, Inc.


The business address of each of the Executive Officers and Directors listed above is 901 East Byrd Street, 17th Floor, Richmond, Virginia 23219.

CUSIP NO. 683815                                             Page 17 of 21 Pages


                                  APPENDIX B

          Executive Officers and Directors of Dominion Capital, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------

Thomas E. Capps, Chairman of the Board; Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

David L. Heavenridge, President, Chief Executive Officer and Director

Charles E. Coudriet, Senior Vice President

Randolph W. Wyckoff, Senior Vice President

Hayden D. McMillian, Senior Vice President and Chief Financial Officer

Daniel A. Hillsman, Jr., Vice President

Thomas K. Wilson, Vice President - Marketing

Mark F. Mikuta, Vice President and Controller

Dennis W. Hedgepeth, Vice President and Treasurer

Henry C. Riely, Corporate Secretary

John B. Bernhardt, Director; Retired, 8020 Quail Hollow, Suffolk, Virginia 23433

Thomas N. Chewning, Director

John W. Harris, Director; President and Managing Partner, Harris Group, Rotunda Suite 175, 4201 Congress Street, Charlotte, North Carolina 28209

William T. Roos, Director; Retired, President, Penn Luggage, Inc., 2820 Build America Drive, Hampton, Virginia 23666

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

Dr. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

David A. Wollard, Director; Retired, 460 South Marion Parkway, Denver, Colorado 80209


Except as noted above, the business address of each of the Executive Officers and Directors listed above is 901 E. Byrd Street, Richmond, Virginia 23219.

CUSIP NO. 683815                                             Page 18 of 21 Pages


                                  APPENDIX C

         Executive Officers and Directors of Dominion Resources, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------

Thomas E. Capps, Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

Norman B.M. Askew, Executive Vice President

Thomas N. Chewning, Executive Vice President

David L. Heavenridge, Executive Vice President

Edgar M. Roach, Jr., Executive Vice President and Chief Financial Officer

Thomas P. Farrell, II, Senior Vice President of Corporate Affairs

William S. Mistr, Vice President

James L. Trueheart, Vice President and Controller

James F. Stutts, Vice President and General Counsel

Scott G. Hetzer, Vice President and Treasurer

Patricia A. Wilkerson, Corporate Secretary

Karen E. Hunter, Assistant Vice President of Financial Planning

William C. Hall, Assistant Vice President

John B. Adams, Jr., Director; President and Chief Executive Officer, The Bowman Companies, One Bowman Drive, Fredericksburg, Virginia 22408

John B. Bernhardt, Director; Retired, 8020 Quail Hollow, Suffolk, Virginia 23433

Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist, 904 North First Street, Richmond, Virginia 23219

Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, Maryland 21218

Harvey L. Lindsay, Jr., Director; Chairman and Chief Executive Officer, Harvey Lindsay Commercial Real Estate, Dominion Tower, Suite 1400, 999 Waterside Drive, Norfolk, Virginia 23510

Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, Virginia 23185

William T. Roos, Director; Retired, President, Penn Luggage, Inc., 2820 Build America Drive, Hampton, Virginia 23666

CUSIP NO. 683815                                             Page 19 of 21 Pages


Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

Dr. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

Robert H. Spilman, Director; Chairman of the Board and Chief Executive Officer, Bassett Furniture Industries, Inc., P.O. Box 880, Bassett, Virginia 24055

Judith B. Warrick, Director; Senior Advisor, Morgan Stanley & Co., Inc., 1585 Broadway, 14th Floor, New York, New York, 10036


Except as otherwise noted, the business address of each of the Executive Officers and Directors listed above is 901 E. Byrd Street, Richmond, Virginia 23219.

CUSIP NO. 683815                                             Page 20 of 21 Pages


                                  APPENDIX D

               Executive Officers of First Source Financial LLP

Name and Title; Principal Occupation or Employment
--------------------------------------------------

D.P. Killion, President and Chief Executive Officer
G.R. Cooper, Senior Vice President
R.M. Coseo, Senior Vice President
D.P. Dekker, Senior Vice President
A.F. DeMonte, Senior Vice President
G.L. Francis, Senior Vice President
J.P. Thacker, Senior Vice President
J.W. Wilson, Senior Vice President
C.R. Zara, Senior Vice President
E.A. Szarkowicz, Secretary
R.A. Reese, Assistant Secretary
P.D. Menge, Treasurer


The business address of each of the Executive Officers listed above is 2850 West Golf Road, Rolling Meadows, Illinois 60008.

CUSIP NO. 683815                                             Page 21 of 21 Pages


                                  APPENDIX E

Executive Officers and Directors of Virginia Financial Ventures, Inc. and N.H.
                                 Capital, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------


Virginia Financial Ventures, Inc.
---------------------------------

Thomas E. Capps, Director; Chairman, President and Chief Executive Officer of Dominion Resources, Inc.

David L. Heavenridge, President, Director and Chief Executive Officer; President, Director and Chief Executive Officer of Dominion Capital, Inc.

Hayden D. McMillian, Director and Vice President; Senior Vice President and Chief Financial Officer of Dominion Capital, Inc.

Daniel A. Hillsman, Jr., Treasurer

Charles E. Coudriet, Vice President; Senior Vice President of Dominion Capital, Inc.

Henry C. Riely, Secretary; Corporate Secretary of Dominion Capital, Inc.

Patricia A. Wilkerson, Assistant Secretary; Corporate Secretary of Dominion Resources, Inc.


N.H. Capital, Inc.
------------------

Thomas E. Capps, Director; Chairman, President and Chief Executive Officer of Dominion Resources, Inc.

David L. Heavenridge, Director and President; Director, President and Chief Executive Officer of Dominion Capital, Inc.

Hayden D. McMillian, Director and Vice President; Senior Vice President and Chief Financial Officer of Dominion Capital, Inc.

Dennis W. Hedgepath, Treasurer; Vice President and Treasurer of Dominion Capital, Inc.

Henry C. Riely, Secretary; Corporate Secretary of Dominion Capital, Inc.

Patricia A. Wilkerson, Assistant Secretary; Corporate Secretary of Dominion Resources, Inc.


The business address of each of the Executive Officers and Directors listed above is 901 E. Byrd Street, Richmond, Virginia 23219.